SUPPL

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2008
(PREPARED BY MANAGEMENT)

	June 30, 2008 (UNAUDITED) $	December 31, 2007 (AUDITED) $
ASSETS		
Current		
Cash and cash equivalents	6,172,583	567,093
Marketable securities (Note 4)	146,130	193,470
Accounts receivable	26,180	4,900
Prepaid expenses	5,695	–
	6,350,588	765,463
Note receivable (Note 5)	546,903	546,903
Investment in subsidiaries (Note 5)	552,489	553,877
Interests in mining properties (Note 6)	909,280	933,959
Natural gas interests (Note 7)	1,906,106	1,705,637
Investment in technology project	1	1
Capital assets	1,520	142
Total Assets	10,266,887	4,505,982
LIABILITIES		
Current		
Accounts payable	6,919	32,315
Current portion of consulting charge payable	35,100	35,100
	42,019	67,415
Consulting charge payable	–	35,100
	42,019	102,515
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	9,420,717	9,538,244
Share purchase warrants (Note 8)	6,406,000	306,000
Contributed surplus (Note 9)	1,162,910	299,730
Deficit	(6,818,476)	(5,832,285)
Accumulated other comprehensive income (Note 10)	53,717	91,778
	10,224,868	4,403,467
Total liabilities and shareholders' equity	10,266,887	4,505,982

8/29

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2008	2007	2008	2007
	$	$	$	$
Revenue				
Investment and miscellaneous income	24,711	6,532	29,271	11,048
	24,711	6,532	29,271	11,048
Expenses				
Administrative expenses	15,191	19,808	23,575	31,825
Abandonment and write-offs	–	–	400	–
Prospecting and general	–	114	72	151
Stock-based compensation cost	978,000	–	978,000	–
Amortization	43	142	186	285
	993,234	20,064	1,002,233	32,261
Net income (loss) before share of net loss of equity investment	(968,523)	(13,532)	(972,962)	(21,213)
Share of net loss of equity investment	(1,950)	(467)	(3,950)	(948)
Future Income Taxes	(4,414)	(493)	(9,279)	(857)
Net loss	(974,887)	(14,492)	(986,191)	(23,018)
Net loss per share – basic and fully diluted (Note 10)	(0.026)	(0.001)	(0.026)	(0.001)
CONSOLIDATED DEFICIT				
Balance, beginning of period	(5,843,589)	(5,888,903)	(5,832,285)	(5,901,154)
Restatement of income tax impact on adoption of accounting standards (Note 9)	–	–	–	20,777
Net loss	(974,887)	(14,492)	(986,191)	(23,018)
Balance, end of period	(6,818,476)	(5,903,395)	(6,818,476)	(5,903,395)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2008	2007	2008	2007
	$	$	$	$
Operating activities				
Net income (loss)	(974,887)	(14,492)	(986,191)	(23,018)
Items not affecting cash				
Share of net loss of equity investment	1,950	467	3,950	948
Stock-based compensation cost	978,000	–	978,000	–
Future income taxes	4,414	493	9,279	857
Abandonment and write-offs	–	–	400	–
Amortization	43	142	186	285
Decrease (increase) in accounts receivable	1,503	25,366	(21,280)	1,839
Increase in prepaid expenses	(5,695)	–	(5,695)	–
Increase (decrease) in accounts payable	(169,907)	(54,075)	(25,396)	51,429
Increase (decrease) in consulting charge payable	–	–	(35,100)	(35,100)
Cash used in operating activities	(164,579)	(42,099)	(81,847)	(2,760)
Investing activities				
Interests in mining properties	1,021	–	25,621	–
Deferred exploration expenditures	(1,021)	–	(1,342)	–
Natural gas interest	(33,661)	(20,933)	(200,469)	(187,035)
Sale (purchase) of capital assets	(1,563)	–	(1,563)	–
Investment in subsidiaries	(1)	(21)	(2,563)	(32)
Cash provided by (used in) investing activities	(35,225)	(20,954)	(180,316)	(187,067)
Financing activities				
Issue of shares	5,941,380	–	5,941,380	–
Shares issue costs	(73,727)	–	(73,727)	–
Cash provided by financing activities	5,867,653	–	5,867,653	–
Change in cash	5,667,849	(63,053)	5,605,490	(189,827)
Cash, beginning of period	504,734	676,085	567,093	802,859
Cash, end of period	6,172,583	613,032	6,172,583	613,032

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Adoption of new accounting standards

a) CICA Section 3862 "Financial instruments – disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"

Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"

Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the six months ended June 30, 2008.

3. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

4. Marketable securities

The marketable securities include major Canadian bank shares and publicly traded common shares received pursuant to property agreements and are reported in their fair market values as at June 30, 2008 (total cost – $81,463).

5. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at June 30, 2008 and to date, the MPSA application has not yet been approved.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option and Write-off	Balance, End of Period
	$	$	$	$
Property generative				
Property	–	–	–	–
Expenditure	400	–	400	–
Malartic Township, Quebec				
Property	206,211	–	25,000	181,211
Expenditure	727,348	721	–	728,069
Total				
Property	206,211	–	25,000	181,211
Expenditure	727,748	721	400	728,069
Total	933,959	721	25,400	909,280

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To June 30, 2008 and to date, C2C paid the Optionors $75,000 cash and 400,000 C2C shares. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

7. Natural gas interests

	Balance, Beginning of year	Expenditure	Balance, End of Period
	$	$	$
a) Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec	1,705,637	198,065	1,903,702
b) Sept-Iles permit, Quebec North	–	2,404	2,404
Total	1,705,637	200,469	1,906,106

a) Sorel-Trois Rivieres natural gas property, Quebec

(1) At June 30, 2008, the Company and its joint venture partner in the Sorel-Trois Rivieres natural gas property, Quebec, Petro St-Pierre Inc., ("PSP"), have nine oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands Region, of Quebec, covering 114,252 hectares (282,317 acres). At to

date, the joint-venture has seven permits with the same acreage (114,252 hectares (282,317 acres)).

At the beginning of 2008 the Company owned a 59.40% working interest in the property. As at June 30, 2008 this working interest was 62.89%. PSP had 37.11% working interest at June 30, 2008. Mengold Resources Inc. ("Mengold") holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Altai has 8.03% gross royalty (out of 15% gross royalty) on all net receipts from the permit (#2002PG625) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest.

(2) In June 2008, Altai entered into an agreement with PSP to acquire 100% of the shares of PSP (2,225,060 shares) by issuing 8.2 million Altai common shares and paying approximately $350,000 cash to existing PSP shareholders and assuming PSP debts/liabilities/payable of approximately $250,000.

The Transaction is subject to:
(i) Completion of satisfactory due diligence of PSP by Altai,
(ii) Execution of a definitive agreement, and
(iii) Approvals of TSX Venture Exchange and all applicable regulatory authorities.

Upon completion of the transaction, Altai will hold 100% interest in the Sorel-Trois Rivieres property and 15% gross royalty in the Talisman Permit #2002PG625.

b) Sept-Iles oil and gas permit, Sept-Iles, Quebec North

In June 2008, Altai acquired an oil and gas permit of 24,042 hectares (59,408 acres) in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property.

8. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares Issued

	No. of shares	Amount $
Balance at December 31, 2006	**28,856,554**	**9,623,560**
Tax benefits renounced – flow-through		(85,316)
Balance at December 31, 2007	**28,856,554**	**9,538,244**
Issued for cash in 2008		
– Private placements common shares (1)	10,200,000	5,180,000
– exercise of warrants (b)	1,800,000	630,000
– exercise of stock options	357,000	131,380
Shares purchase warrant valuation (b)		(6,100,000)
Share issue costs – cash		(73,727)
Stock-based compensation value of options exercised in 2008		114,820
Balance at June 30, 2008	**41,213,554**	**9,420,717**

(1) Between April and May 2008, the Company closed the following three private placements:

a) On April 11, 2008 a non-brokered private placement of 1,200,000 share units at $0.40 per unit made by two investors was closed for gross proceeds of $480,000. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.60 per share expiring April 10, 2010;

b) On April 11, 2008 a non-brokered private placement of 7,000,000 share units at $0.40 per unit made by two institutional investors was also closed. Each unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.65 per share expiring April 10, 2010; and

c) On May 5, 2008 a non-brokered private placement of 2,000,000 share units at $0.95 per unit was closed. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $1.25 per share expiring May 4, 2009. The Company paid cash finder's fee of $43,700 for this private placement

(2) At June 30, 2008, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2007	**April 29, 2008**	**1,800,000**	**306,000**	**0.35**
Share purchase warrants exercised in 2008	April 29, 2008	(1,800,000)	(306,000)	0.35
Share purchase warrants issued for common share units private placement (1)	April 10, 2010	600,000	756,000	0.60
Share purchase warrants issued for common share units private placement (2)	April 10, 2010	3,500,000	4,410,000	0.65
Share purchase warrants issued for common share units private placement (3)	May 4, 2009	1,000,000	1,240,000	1.25
Balance at June 30, 2008		**5,100,000**	**6,406,000**	

(1) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 5.38%, a volatility of 2,420% and a dividend yield of 0%. The fair value of $756,000 has been recognized in the Company accounts.

(2) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 2 years, a risk-free interest rate of 5.38%, a volatility of 2,420% and a dividend yield of 0%. The fair value of $4,410,000 has been recognized in the Company accounts.

(3) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 1 year, a risk-free interest rate of 5.25%, a volatility of 2,380% and a dividend yield of 0%. The fair value of $1,240,000 has been recognized in the Company accounts.

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At June 30, 2008, there were 833,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2006:

	Options outstanding	
	Number of shares	**Weighted average exercise price**
Balance at December 31, 2006	**870,000**	**0.120**
Cancelled	(463,000)	0.100
Balance at December 31, 2007	**407,000**	**0.144**
Cancelled	(10,000)	0.100
Exercised	(357,000)	0.368
Granted	700,000	1.410
Balance at June 30, 2008	**740,000**	**1.238**

The following table summarizes outstanding share options at June 30, 2008:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	**Unexercisable**	**Total**		**$**
100,000	–	100,000	June 17, 2009	0.140
300,000	–	300,000	April 2, 2008	0.700
100,000	–	100,000	April 14, 2008	1.480
40,000	–	40,000	July 23, 2008	1.480
200,000	–	200,000	June 23, 2013	2.420
740,000	–	740,000		1.238

(2) **Accounting for stock-based compensation cost**

In 2008, the Company recognized $978,000 stock-based compensation costs comprising of the following:

(i) $204,000 related to 300,000 vested option shares granted to an officer and two directors with a fair value of $0.68 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.38%, a volatility of 1,260% and a dividend yield of 0%;

(ii) $290,000 related to 200,000 vested option shares granted to two directors with a fair value of $1.45 estimated using the Black Scholes pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.38%, a volatility of 2,800% and a dividend yield of 0%; and

(iii) $484,000 related to 200,000 vested option shares granted to two directors with a fair value of $2.42 estimated using the Black Scholes option pricing model and the following assumptions: Expected life of 5 years, a risk-free interest rate of 5.17%, a volatility of 4,740% and a dividend yield of 0%.

9. Contributed surplus

	2008	2007
	$	**$**
Balance, beginning of year	299,730	139,730
Stock-based compensation cost	978,000	–
Stock-based compensation value of options exercised	(114,820)	–
Balance, end of period	1,162,910	139,730

10. Accumulated other comprehensive income

	2008	2007
	$	$
Balance, beginning of year	91,778	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777	–	94,269
Balance, beginning of year – as restated	91,778	94,269
Other comprehensive loss during the period – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $9,279	(38,061)	(3,889)
Balance, end of period	53,717	90,380

11. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2008	2007
	$	$
Numerator		
Net loss for the period – basic and diluted	(974,887)	(23,018)
Denominator		
Weighted average number of shares – basic	37,697,767	28,856,554
Effect of dilutive shares		
Stock options	527,978	870,000
Warrants	3,627,049	2,800,000
Compensation options	–	266,000
Weighted average number of shares – diluted	41,852,794	32,792,554
Basic and diluted net loss per share (1)	(0.026)	(0.001)

(1) Due to the loss in the period, the diluted weighted average number of shares used to calculate the diluted net loss per share is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

12. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $24,000 (2007 – $21,000). These fees have been allocated to administrative expenses ($1,100) and resource properties ($22,900).

b) The fourth instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2008.

13. Subsequent event

At the end of July 2008, Altai signed an Earn-in Option Letter of Intent with RJK Explorations Ltd. ("RJK") on Altai's Sept-Iles oil and gas permit ("Permit") at Quebec North Region.

Terms for RJK to earn 100% interest in the Permit from Altai are:

- RJK to issue 500,000 RJK shares to Altai on signature of Letter of Intent;
- RJK to drill a minimum of 1,200 meters in the Permit within 180 days from signature date of Letter of Intent;
- Altai and RJK to enter into an option agreement within 60 days from signature date of Letter of Intent;
- RJK to issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Permit after drilling;
- Altai retains a 15% gross royalty if and when RJK earns 100% interest in the Permit; and
- Transaction subject to approvals of Altai Board and applicable regulatory authorities.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 **Dated August 19, 2008**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the six months ended June 30, 2008 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2007 ("2007 Annual MD&A") dated April 14, 2008 are relevant for the period under review and therefore readers are advised to read this with the 2007 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the **62.89% owned (as at June 30, 2008) Sorel-Trois Rivieres natural gas property** of 7 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (at June 30, 2008 there were 9 permits of the same acreage) (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai has 8.03% gross royalty) were maintained in good standing as at June 30, 2008 and to date.

2) Malartic gold property, Quebec

Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To date C2C has paid the Optionors $75,000 cash and 400,000 C2C shares. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

3) **Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec**

a) Altai owns 62.89% (as at June 30, 2008) of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,252 hectares (282,317 acres) (at June 30, 2008 there were 9 permits of the same acreage). Altai has also 8.03% gross royalty in a permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits. **The test well Talisman drilled in that Permit has good Utica shale gas showings.** Therefore the Company holds varying interests in a substantial land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(i) In January 2008 Altai carried out a seismic reflection survey in the property orientated to deep gas targets. Altai is awaiting analysis results of the survey.

(ii) On April 1, 2008, **Forest Oil Corporation**, a US oil and gas company with a market capitalization of $5 Billion, announced in its press release a significant gas discovery in the Utica shale of the St. Lawrence Lowlands:

QUOTE

"Over the last two years, Forest has accumulated approximately 269,000 net acres, under lease or farmout, in the St. Lawrence Lowlands in Quebec, Canada. Two vertical pilot wells were drilled in 2007, testing the Utica Shale, to a total depth of approximately 4,800 feet. Production rates tested up to 1 Million cfe/d. Although the play is still in the early stages, Forest believes the initial results are encouraging due to the following factors:

- *Shallow depth of the shale*
- *Rock properties are comparable to other more established shale plays*
- *High-quality natural gas with minimal impurities*
- *Infrastructure in place with nearby access to major pipelines*
- *Premium natural gas pricing to NYMEX makes the economics compelling*

Forest plans to drill three horizontal wells in 2008 to refine its drilling and completion techniques........................... First production is expected in 2009 with the potential for a full scale drilling program in 2010 and beyond."

UNQUOTE

(iii) According to the independent consultant, the main target in the three permits in Altai's property, and the Permit which is now 100% working interest owned by Talisman with Altai holding 8.03% gross royalty, is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within Altai permits. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. When the consulting report was done (2004) no attention was paid to gas potential of Utica and overlying Lorraine Formations.

In the opinion of Altai, there is very good exploration potential located along this feature on these permits and in all Altai's other permits based on recent developments in the St. Lawrence Lowlands. Apart from shale gas, Altai's permits host other potential gas targets mainly Trenton-Black River, Beekmantown and gas deposits in recent gravels.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends onto Altai's property.

b) In June 2008, Altai entered into an agreement to acquire Petro St-Pierre Inc. ("PSP"), the minority joint venture partner of the Altai Property and a private Montreal company. PSP holds 37.11% interests (as at June 30, 2008) in the Property and 6.97% gross royalty in the Talisman Permit.

In consideration for acquiring 100% of the outstanding 2,225,060 shares of PSP, Altai would issue 8.2 million Altai common shares and pay cash of approximately $350,000 to the existing PSP shareholders and assume PSP's debt of approximately $250,000.

This transaction is subject to the completion of satisfactory due diligence by Altai, the execution of a definitive agreement and approvals of all applicable regulatory authorities and TSX Venture Exchange.

Upon the completion of this transaction, Altai Resources Inc. will then have a large 100% owned land position of 114,252 hectares (282,317 acres) in the heart and main area of interest of the St. Lawrence Lowlands shale gas play contiguous to the Utica shale gas discovery reported by Forest Oil on April 1, 2008. These landholdings are the largest uncommitted (not farmed-out) contiguous block in the St. Lawrence Lowlands gas play among the junior public companies. In addition, Altai will also hold a 15% gross royalty in the 13,290 hectares (32,840 acres) Talisman Permit.

The Company considers combining the joint venture interests under the roof of Altai as a positive move and is a win-win situation for the shareholders of both Altai and PSP. With a 100% interest in a large land package in a strategic location, Altai will be in a better position to further evaluate the various options available to us to develop our gas property.

To date, the Company has received TSX Venture Exchange's conditional approval of the transaction.

(iv) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Sept-Iles Oil and Gas Permit, Sept-Iles, Quebec North

(1) In June 2008, Altai acquired an oil and gas permit of 24,042 hectares (59,408 acres) ("Permit") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Permit covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) At end of July, 2008 Altai signed an Earn-in Option Letter of Intent (the "Letter of Intent") with RJK Explorations Ltd. ("RJK") on this Permit. Terms for RJK to earn 100% interest in the Permit from Altai are:

– RJK to issue 500,000 RJK shares to Altai on signature of Letter of Intent;
– RJK to drill a minimum of 1,200 meters in the Permit within 180 days from signature date of Letter of Intent;
– Altai and RJK to enter into an option agreement within 60 days from signature date of Letter of Intent;
– RJK to issue a further 500,000 shares to Altai if RJK wishes to earn 100% interest in the Permit after drilling;
– Altai retains a 15% gross royalty if and when RJK earns 100% interest in the Permit; and
– Transaction subject to approvals of Altai Board and applicable regulatory authorities.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ('Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property, all in the Philippines.

i) The Company and Altai Philippines are examining different alternatives to develop the Negros Island sulfur property.

ii) As at June 30, 2008 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ADOPTION OF NEW ACCOUNTING POLICIES

a) CICA Section 3862 "Financial instruments – disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"
Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"
Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the six months ended June 30, 2008.

OUTLOOK FOR 2008 AND BEYOND

The balance of the proceeds from the flow-through share units private placement made in late 2006 has provided funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for the January 2008 work program, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in early 2008 from the option of the Marlatic gold property and the cash payments anticipated to be received in September 2008 and beyond, increase the general working capital of the Company.

In April and May 2008, the Company has raised a total of $5.853 million consisting of $5.18M from three private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $630,000 from exercise of share purchase warrants, and $131,380 from exercise of stock options. These funds significantly boost the Company's general working capital and will enable Altai to explore/develop the oil and gas project and other mineral exploration projects to higher levels.

Over the next twelve months, the Company's efforts will be focused on exploring and developing the Sorel-Trois Rivieres natural gas property. Altai's gas property in the St. Lawrence Lowlands has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008

a) For the first six months of 2008, the Company had a net loss of $986,191 including its share ($3,950) of the net loss of equity investment in Altai Philippines. The big loss was mainly due to the stock-based compensation cost (a non-cash item) of $978,000 recorded in the second quarter. The administration expenses remained low at $23,575 for the period which was covered by the investment income of $29,271.

b) In the first quarter of 2008, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, and the fourth installment payment of a long term consulting charge payable mainly came from the proceeds of the 2006 flow-through share units and the common share units private placements.

The 5.9 million proceeds from the 3 private placements and exercise of share purchase warrants and stock options done in the second quarter of the year boost significantly the general working capital of the Company and funds for exploration of Altai's properties.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased further in value in the six months of 2008.The 200,000 common shares of C2C Inc. received per Malartic gold property agreement have also decreased in their market value as at June 30, 2008. All shares have been adjusted to their fair market value as at June 30, 2008.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Secretary-Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Secretary-Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2008. Based on this evaluation, the President and the Secretary-Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Secretary-Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability

of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Secretary-Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the six months ended June 30, 2008 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of August 19, 2008, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	41,213,554	37,697,767
Stock options	700,000	499,453
Warrants	5,100,000	3,627,049
Common shares fully diluted	47,013,554	41,824,269

Form 52-109F2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 21, 2008

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 21, 2008

"Maria Au"

Signature
Secretary-Treasurer

END